VIA EDGAR CORRESPONDENCE

November 19, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

RE:  SA Funds – Investment Trust

SEC File Nos. 333-70423; 811-09195

Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A

Dear Ms. Stout:

On behalf of SA Funds – Investment Trust (the “Trust”), this letter reflects our discussions via telephone(1) on November 17, 2008 and November 18, 2008, regarding the above-referenced Post-Effective Amendment (“Post-Effective Amendment”), which was filed with the SEC on October 28, 2008, pursuant to Rule 485(b) of the Securities Act of 1933, as amended.

Your comment and the Trust’s response are set forth below. The comment and the Trust’s response supersede the Trust’s EDGAR Correspondence filed with the SEC on November 12, 2008. Defined terms used but not defined herein have the meanings ascribed to them in the Post-Effective Amendment.

Prospectus – SA Global Fixed Income Fund – Principal Investment Strategies

1.       Comment: The Prospectus states that the SA Global Fixed Income Fund may invest up to 100% of its total assets in foreign issuers. Disclose whether, under normal market conditions, the Fund will invest at least 40% of its assets in foreign issuers and whether, under normal market conditions, the Fund will invest in at least three countries, one of which may be the United States.

Response: The Trust has modified the disclosure as follows (deleted language [bracketed]; new language underlined):

These securities may be denominated in currencies other than U.S. dollars, including the Euro.  All ratings described above apply at the time of investment.  The Fund invests in foreign issuers in countries with developed markets designated by the Investment Committee of the Sub-Adviser from time to time.  As of the date of this Prospectus, the Fund is authorized to invest in foreign issuers in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Japan, the Netherlands, New Zealand,

(1)  Joining me on the telephone was Yoon Choo, Esq. from K&L Gates LLP.

Norway, Spain, Sweden, Switzerland and the United Kingdom.  The Investment Committee of the Sub-Adviser may authorize other countries for investment in the future, in addition to the countries listed above.  The Sub-Adviser will determine when and whether to invest in countries that have been authorized, depending on a number of factors, such as asset availability in the Fund and characteristics of each country’s market.  In addition, the Fund may continue to hold securities of developed market countries that are not listed above as authorized countries but had been authorized for investment in the past. [The Sub-Adviser may invest up to 100% of the Fund’s total assets in foreign issuers.]  Under normal market conditions, the Fund will invest (1) at least 40% (and up to 100%) of its total assets in the securities of foreign issuers and (2) in issuers organized or having a majority of their assets in, or deriving a majority of their operating income from, at least three different countries, one of which may be the United States.  The actual number of countries represented in the Fund’s portfolio will vary over time.

The Trust understands that it is responsible for the adequacy and accuracy of the disclosure in its registration statements; staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff does not foreclose the SEC from taking any action with respect to the registration statement; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

We trust the foregoing is responsive to your comment. Please contact me at (617) 937-5524 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Brian F. Link

Brian F. Link, Esq.

cc:          Steve K. McGinnis, Chief Compliance Officer, SA Funds – Investment Trust

R. Darrell Mounts, Esq., K&L Gates LLP